ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

AFT Choice Plus

Supplement dated June 14, 2010 to the Contract Prospectus and
Contract Prospectus Summary, each dated April 30, 2010

The following information in this supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current variable annuity Contract Prospectus and Contract Prospectus Summary for future reference.

1. **Effective June 1, 2010**, the name of the subadviser for ING Van Kampen Comstock Portfolio and ING Van Kampen Equity and Income Portfolio changed from Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen) to Invesco Advisers, Inc.

2. Effective June 1, 2010, the information for the funds referenced above appearing in the Contract Prospectus under Appendix III–Fund Descriptions, and in the Contract Prospectus Summary under Appendix IV–Fund Descriptions is hereby deleted and replaced with the following:

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Van Kampen Comstock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
ING Partners, Inc. – ING Van Kampen Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.